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Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1994

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Lithonia Lighting Profit-Sharing and Retirement
        Plan for Salaried Employees

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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Page 2

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and December 31, 1993

     Statements of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994 and the Four-Month Period Ended December 31, 1993.

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        10



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Lithonia Lighting Profit Sharing
                              and Retirement Plan for Salaried Employees

Date: July 13, 1995           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ D. Raymond Riddle
                              Name:  D. Raymond Riddle
                              Title: President and Chief Executive Officer
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Page 3

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Lithonia Lighting Profit Sharing and
Retirement Plan for Salaried Employees:


We have audited the accompanying statement of net assets available for benefits of LITHONIA LIGHTING PROFIT SHARING AND RETIREMENT PLAN FOR SALARIED EMPLOYEES as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the year ended December 31, 1994 and the four-month period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the year ended December 31, 1994 and the four-month period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund information in the statement of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The Fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
    Arthur Andersen LLP

Atlanta, Georgia
July 5, 1995

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                      LITHONIA LIGHTING PROFIT SHARING AND

                     RETIREMENT PLAN FOR SALARIED EMPLOYEES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEARS ENDED DECEMBER 31,1994 AND 1993


1994 1993 RECEIVABLES
Employer contribution ............   $    25,421   $    38,865
Employee contribution ............        75,617       119,068
Total receivables ................       101,038       157,933
INVESTMENTS IN NSIDC MASTER TRUST,
at market value (Note 1):
Stable value fund ................    20,958,760             0
Balanced fund ....................    12,693,251             0
Diversified equity fund ..........    11,858,437             0
Loans to participants ............     1,638,476       824,608
NSI stock fund ...................       303,025       221,965
NSIDC Master Trust ...............             0    43,380,364
                                      47,451,949    44,426,937
NET ASSETS AVAILABLE FOR BENEFITS    $47,552,987   $44,584,870


The accompanying notes are an integral part of these statements.
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                      LITHONIA LIGHTING PROFIT SHARING AND RETIREMENT PLAN

                                     FOR SALARIED EMPLOYEES

                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                FOR THE YEAR ENDED DECEMBER 31, 1994

                      AND THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1993




                                    Balanced        Diversified     Stable Value    NSI Stock
                                    Fund            Equity Fund     Fund            Fund            Loan Fund

NET ASSETS AVAILABLE FOR BENEFITS,
August 31, 1993 .................   $          0    $          0    $          0    $    228,304    $    407,677
      Contributions .............              0               0               0               0               0
      Net gain from investments .              0               0               0           1,083               0
      Benefit payments ..........              0               0               0          (7,422)              0
      Intraplan transfers .......              0               0               0               0         403,075
      Other .....................              0               0               0               0          13,856
NET ASSETS AVAILABLE FOR BENEFITS,
at December 31, 1993 ............              0               0               0         221,965         824,608
      Contributions .............      1,442,248       1,698,590       1,340,711          22,931               0
      Net gain from investments .        266,628        (259,315)      1,538,141          11,900         103,361
      Benefit payments ..........       (618,233)       (538,910)     (1,936,749)        (57,807)        (67,182)
      Intraplan transfers .......     11,633,241      10,993,657      20,050,681         104,831         755,887
      Other .....................              0               0               0               0          21,803
NET ASSETS AVAILABLE FOR BENEFITS,
at December 31, 1994 ............   $ 12,723,884    $ 11,894,022    $ 20,992,784    $    303,820    $  1,638,477


                                    LL Equity        LL Guaranteed  DC Master
                                    Fund             Fund           Trust           Total

NET ASSETS AVAILABLE FOR BENEFITS,
August 31, 1993 .................   $ 10,156,764    $ 31,819,685    $          0    $ 42,612,430
      Contributions .............              0               0       1,517,627       1,517,627
      Net gain from investments .              0               0       1,195,592       1,196,675
      Benefit payments ..........        (63,984)       (114,689)       (571,890)       (757,985)
      Intraplan transfers .......    (10,092,780)    (31,704,996)     41,394,701               0
      Other .....................              0               0           2,267          16,123
NET ASSETS AVAILABLE FOR BENEFITS,
at December 31, 1993 ............              0               0      43,538,297      44,584,870
      Contributions .............              0               0               0       4,504,480
      Net gain from investments .              0               0               0       1,660,715
      Benefit payments ..........              0               0               0      (3,218,881)
      Intraplan transfers .......              0               0     (43,538,297)              0
      Other .....................              0               0               0          21,803
NET ASSETS AVAILABLE FOR BENEFITS,
at December 31, 1994 ............   $          0    $          0    $          0    $ 47,552,987








The accompanying notes are an integral part of these statements.

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LITHONIA LIGHTING PROFIT SHARING AND RETIREMENT PLAN



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

The accounts of the Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees (the "Plan") of Lithonia Lighting Company (LLC), a division of National Service Industries, Inc. (NSI), are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

Investment in NSI Defined Contribution Master Trust Fund

Beginning September 1, 1993, a portion of the Plan's assets were invested in a Defined Contribution Master Trust Fund (DC Master Trust). Investments of the DC Master Trust are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Master Trust guidelines. Effective January 1, 1994, participants of the Plan can direct the investment of their accounts into the various options discussed in Note 4. Prior to January 1, 1994, the assets of the Plan were invested at the discretion of the Investment Committee.

Summarized  financial  information  of the NSI DC Master  Trust is  presented as
follows  for  the  year  ended  December 31,   1994  and  for  the  period  from
September 1, 1993 through December 31, 1993:

                                                         1994           1993

Interest and dividend income ..................   $ 6,119,451    $   690,739
Net appreciation (depreciation) in market value      (387,149)       530,564
Investment management fees ....................      (221,747)       (25,711)
Net gain from investments in the NSI DC Master
Trust .........................................   $ 5,510,555    $ 1,195,592

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Allocation to NSI plans:
                                                         1994           1993

Lithonia Lighting Profit Sharing and Retirement
Plan for Salaried Employees ...................  $   1,660,715    $ 1,195,592
All other NSI plans ..........................       3,849,840              0
Total ........................................   $   5,510,555    $ 1,195,592

NSI DC Master Trust Investments:

                                                        1994           1993

Equity investment funds ......................   $  66,145,415    $22,955,664
Guaranteed investment contracts ..............      52,672,980     19,980,382
Loans receivable .............................       5,145,365              0
NSI common stock .............................       4,925,868              0
Master notes .................................       3,343,227        443,710
Cash .........................................               0            608
                                                   132,232,855     43,380,364

Accrued interest income ......................          74,167              0
Due to broker ................................        (149,089)             0
Receivables ..................................           7,738              0
Total investments ............................   $ 132,165,671    $43,380,364

Allocation to NSI Plans based on participant balances:

             Lithonia Lighting Profit-Sharing and
              Retirement Plan for Salaried Employees       $  47,451,949
             All other NSI plans                              84,713,722
                      Total                                $ 132,165,671

Investment in NSI Common Stock

As of December 31, 1994, approximately 1% of the Plan's net assets were invested in common stock of NSI, a party-in-interest. The Plan's investment in NSI common stock was reflected at market value in the accompanying financial statements.

Loans to Participants

The Plan permits loans to participants up to the lower of 50% of the participant's vested account balance or $50,000. Participants have up to five years to pay back the principal and interest unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participants' account.

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Page 8

Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 5, 1986, and is qualified under the Internal Revenue Code (the "Code") as exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1994.


2.  TRUST AGREEMENT

Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (which includes the DC Master Trust, Loans to Participants and NSI Common Stock discussed in Note 1). Certain officers of NSI were appointed administrators of the Plan's assets together with the income derived therefrom.

Prior to September 1, 1993, the assets of the Plan were included in the NSI General Retirement Trust (GRT). Under a trust agreement dated March 1, 1978, certain officers of NSI were appointed trustee of the GRT and were administrators of the Plan's assets and Wachovia Bank of Georgia was the custodian.


3.  PLAN DESCRIPTION

The following brief description of the Plan is provided for informational purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan incorporates requirements of Section 401(a) and 501(a) of the Internal Revenue Code of 1986 and ERISA as amended from time to time. The Plan is a voluntary, defined contribution plan covering all full-time, non-union, salaried employees of the Company with six or more months of service. Contributions are made by the participants and the Company. Participants contribute between 1% and 15% of before-tax compensation but not to exceed $8,994 (or such larger amount as may be determined by the Secretary of Treasury) for any participant in any calendar year. Prior to September 1, 1993 the maximum percentage was limited to 10%. Participants are 100% vested in their voluntary contributions. The Company contributes an amount equal to 50% of each participant's Elective Contribution up to 6% of compensation for each Plan year. Non-vested employer contributions are forfeited upon withdrawal or termination, as defined, from the Plan and are added to the employer contribution for allocation to remaining participants. For any Plan year in which Net Profits, as defined, equal or exceed $6,000,000 the Employer shall contribute the greater of the 50% matching contribution, as discussed above, or 2% of the Net Profit for the Plan year. Vesting of employer contributions occurs on an increasing scale ranging from 10% after one year of service, as defined, to 100% vesting after seven years of service. All expenses of the Plan were paid by the Company during 1994 and 1993.

During December 1993, the Plan was amended and restated to allow participant directed investments effective January 1, 1994. In addition, the Plan year end was changed from August 31 to December 31. The Plan, as amended and restated, does not permit employer contributions in excess of 5% of participants' compensation during the short plan year.

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of termination, the participants are vested with the amounts allocated to their respective accounts; however, the accounts shall continue to be held by the trustee until such time as the participants terminate their employment or otherwise become entitled to such vested benefits under the provisions of the Plan.


4.  PLAN INVESTMENT OPTIONS

The separate investment funds made available under the Plan may be changed, eliminated or modified from time to time by the Investment Committee. The separate investment funds offered by the Plan are:

* Diversified Equity Fund--This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

* Stable Value Fund--This is a fixed income fund which is designed to provide a steady level of current income while focusing on preservation of principal.

* Balanced Fund--This fund is invested in a changing mix of high quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

* NSI Stock Fund--This fund is invested in NSI common stock, although it may hold other short-term investments from time to time.